EXHIBIT 9.2

             IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY

TCMP 3 PARTNERS LLP, on behalf of itself  )
and all others similarly situated         )
                                          )
                    Plaintiff,            )
                                          )
          - v -                           )
                                          )
CENTERPOINT CORPORATION,                  )
                                          )
               Nominal Plaintiff,         )  Civil Action No. 170-VCP
                                          )
          - against -                     )
                                          )
MARK S. HAUSER, HOWARD CHASE, WILLIAM     )
SPIER, GIANNI BULGARI, BION ENVIRONMENTAL )
TECHNOLOGIES, INC., BION DAIRY            )
CORPORATION, BARRY FINGERHUT, MARK A.     )
SMITH, and DAVID MITCHELL,                )
                                          )
                    Defendants.           )

                          STIPULATION AND AGREEMENT OF
                       COMPROMISE, SETTLEMENT AND RELEASE

     The parties to the above-captioned action (the "Action"), by and through their respective attorneys, propose the following Stipulation and Agreement of Compromise, Settlement and Release (the "Stipulation" or "Settlement Agreement") for approval by the Court of Chancery of the State of Delaware in and for New Castle County (the "Court"):

                                    WHEREAS:

     A. Plaintiff TCMP 3 Partners LLP ("TCMP") owns more than 165,000 shares of the stock of Centerpoint Corporation ("Centerpoint").

     B. Defendants Barry Fingerhut ("Fingerhut"), David Mitchell ("Mitchell"), and Mark A. Smith ("Smith") were directors of Centerpoint during portions of the relevant time period set forth in the First Amended Derivative and Class Complaint filed in the Action on or about October 19, 2004 (the "Amended Complaint").

     C. Before January 2002, more than 50 percent of the stock of Centerpoint was owned by OAM S.p.A. ("OAM"), and OAM was a subsidiary of Trident Rowan Group, Inc. ("TRG").

     D. On January 16, 2002, Centerpoint announced that it had entered into a transaction in which Centerpoint, among other things, paid $8.5 million to Bion Environmental Technologies, Inc. ("Bion") and acquired 19 million shares of the stock of Bion (the "Bion Investment"). In a simultaneous transaction, Bion acquired the majority stake in Centerpoint from TRG/OAM.

     E. On or about January 16, 2004, TCMP filed a Derivative and Class Complaint (the "Complaint") that commenced this Action derivatively on behalf of Centerpoint and as a class action on behalf of TCMP and all other persons who owned shares of Centerpoint as of the close of the market on January 15, 2002, excluding the original defendants (Mark S. Hauser ("Hauser"), Howard Chase ("Chase"), William Spier ("Spier"), and Gianni Bulgari ("Bulgari")) (together, the "Original Defendants") and certain potential defendants. In the Complaint, TCMP alleges, among other things, that the Bion Investment wasted Centerpoint's assets, improperly diluted the interests in Centerpoint of Centerpoint's public stockholders, and unjustly enriched the Original Defendants. The Complaint further alleges that in approving the Bion Investment, the Original Defendants and Fingerhut and Mitchell (among others) breached their fiduciary duties to Centerpoint and to Centerpoint's public shareholders and made materially false and misleading statements to the detriment of TCMP and the other public shareholders of Centerpoint.

     F. The Complaint also alleges that, since acquiring control of Centerpoint, Bion has extracted lucrative and one-sided agreements from Centerpoint. For example, in March of 2002, Bion and Centerpoint entered into an agreement (the "Bion Management Agreement"), retroactive to January 15, 2002, whereby Centerpoint was to pay Bion $12,000 per month for "management services, support staff and office space" and which required Bion to "advance to the Company sums needed to bring its filings with the SEC current, distribute Bion shares to its shareholders, to locate and acquire new business opportunities and for on-going expenses." As "additional consideration" for the Bion Management Agreement, Bion also received a
warrant to purchase 1,000,000 shares of Centerpoint common stock.    However,
according to the Complaint, Bion did not advance monies to Centerpoint so it could keep its SEC filings current nor did it distribute "registered" Bion shares to the Company's shareholders, thus breaching the Bion Management Agreement. Nonetheless, Bion allegedly kept taking its $12,000 per month until Centerpoint ran out of money.

     G. On November 3, 2003, Centerpoint received $430,300.74 (net of litigation costs) in cash in connection with the settlement of a claim acquired in the sale of company assets to Aprilia S.p.A. in 2000 (the "Aprilia Claim"). The cash proceeds from the settlement of the Aprilia Claim represented virtually all of Centerpoint's remaining assets. The Complaint alleges that shortly after Centerpoint's receipt of the cash proceeds, Smith, the sole officer and director of Centerpoint, and a director and the President of Bion, usurped these assets by diverting the cash proceeds to defendant Bion Dairy Corporation ("Bion Dairy"), a then-newly created subsidiary of Bion in which Smith was a substantial investor, as an "investment." In exchange, Centerpoint received a number of Series A convertible notes of Bion Dairy (the "Series A Notes"). The Complaint alleged that the "investment" in Bion Dairy was grossly unfair to Centerpoint and its minority shareholders, and served no legitimate business purpose except to benefit Smith, Bion, Bion Dairy and their affiliates, at the expense of Centerpoint and its minority shareholders.

     H. In July 2004, TCMP entered into a settlement agreement with the Original Defendants, subject to Court approval (the "Initial Settlement"). The proposed Initial Settlement would release all claims against the Original Defendants, TRG, OAM and others relating to the Bion Investment and events discussed in the Complaint predating the Bion Investment. To date, the Court has not held a settlement hearing to consider whether to approve that settlement. The settlement with the Original Defendants was described in the first and second Notice of Pendency of Class Action Determination, Proposed Settlement of Class Action, Settlement Hearing and Right to Appear approved by the Court.

     I. On October 19, 2004, TCMP filed the Amended Complaint that added as named defendants TRG, OAM, Fingerhut, Smith, Mitchell, Bion, and Bion Dairy
(together, the "New Defendants").   During June, 2004, Centerpoint settled a
claim against an Italian bank named Banca di Intermediazione Mobiliare IMI S.p.A. (the "IMI Claim"), and, on June 30, 2004, received approximately $353,000 in cash in connection with its portion of that settlement. The $353,000, at the time it was received, represented substantially all of Centerpoint's current and foreseeable corporate assets. According to the Amended Complaint, Smith immediately upon receiving Centerpoint's portion of the IMI Claim settlement proceeds, diverted $315,000 of these monies from Centerpoint to Bion Dairy. In return, Centerpoint received Series B secured convertible notes of Bion Dairy (the "Series B Notes"). By October 14, 2004, Smith, Bion and Bion Dairy caused Bion Dairy to start using and spending the IMI Claim settlement proceeds it had received from Centerpoint. In the Amended Complaint, Plaintiff alleged that the monies obtained from Centerpoint by virtue of the settlement of the IMI Claim for various securities of Bion Dairy was grossly unfair to Centerpoint and its minority shareholders and served no legitimate business purpose except to benefit Smith, Bion, Bion Dairy and their affiliates.

     J. The New Defendants have denied and continue to deny that any of them has committed or has threatened to commit any violation of law or breach of duty owed to Centerpoint, or to TCMP, or to any of the public shareholders of Centerpoint.

     K. After TCMP filed the Amended Complaint, the parties engaged in substantial motion practice relating to discovery disputes. Plaintiff also filed a motion for a temporary restraining order, which motion was denied by the Court. The New Defendants made motions to dismiss which are pending.
The New Defendants agreed to delay the Court's consideration of their motions to dismiss in order to proceed in the mediation process described below. Furthermore, counsel for TCMP and the Class (as defined below) engaged in extensive arm's length discussions and negotiations with defendant Smith and counsel for the New Defendants, as well as, among others, counsel for the Original Defendants, concerning the possible resolution of the Action. After the negotiations between Plaintiff and the New Defendants broke down, the parties agreed to enter into a Court-sanctioned mediation conducted by a Vice Chancellor of the Court. After three face-to-face mediation sessions in the Court with the parties to this Stipulation (the "Parties") and the Vice Chancellor, among others, the Parties reached an agreement to resolve this matter (the "Settlement"). Said Settlement, on behalf of TCMP and the Class for which TCMP has brought the Action, is memorialized in this Stipulation.

     L. During the mediation sessions it became clear that one of the Settling Defendants - i.e., Bion - intended to commence an action against the Original Defendants and others related to claims not raised in the Amended Complaint, brought on behalf of parties other than Class members (the "Comtech Action"). During the mediation, Bion and the Original Defendants negotiated these potential claims. These negotiations ultimately resulted in a settlement defined below as the "Comtech Settlement."

     M. Although Plaintiff believes that the claims asserted in the Action have merit, it also believes that the Settlement will provide benefits to the Class (as defined below) and Centerpoint that are substantial, immediate, and sufficient when weighed against the attendant risks of continued litigation to warrant resolution of the Action. In addition to the financial benefits provided by the Settlement to the Class and Centerpoint, Plaintiff and its counsel have considered the expense and length of time necessary to prosecute the Action through trial; the defenses asserted by and available to Defendants; the uncertainties of the outcome of the Action; the fact that the price of Bion common stock has substantially recovered from the time the Amended Complaint was filed and that Class members who received Bion shares as a dividend from Centerpoint on or about January 15, 2004 can now, generally, trade such shares which would allow them to mitigate any damages substantially; and the fact that resolution of the Action, if the Court found in Plaintiff's favor, would likely be submitted for appellate review, as a consequence of which it could be many years until there is a final adjudication of the Action. In light of these considerations, the lengthy mediation process, and Plaintiff's counsel's investigation and thorough review of the available evidence, including certain documents produced by Centerpoint and interviews with various witnesses, and the legal principles applicable in this Action, Plaintiff and its counsel have determined that the terms of the Settlement are fair, reasonable, and adequate and that it is in the best interests of the Class and Centerpoint to settle the Action on the terms set forth herein.

     N. Although the New Defendants have denied, and continue to deny, that any of them has violated any law or breached any duty owed to the Plaintiff or to the members of the Class or Centerpoint, the New Defendants also consider it desirable that the Action be settled and dismissed, subject to the terms and conditions herein, because the Settlement will (i) halt the substantial expense, inconvenience and distraction of continued litigation of Plaintiff's claims, and (ii) finally put to rest all claims of Class members and Centerpoint arising out of, or relating in any way to, the Bion Investment, the Bion Management Agreement, as well as the transactions between Centerpoint and Bion Dairy stemming from the settlements of the Aprilia and IMI Claims.

     NOW, THEREFORE, IT IS HEREBY STIPULATED, CONSENTED TO AND AGREED, by and among the undersigned individuals and/or counsel, on behalf of their respective clients and the Class, and subject to certification of the Class for the purposes of this Stipulation and the approval of the Court pursuant to Chancery Court Rule 23, that the Action shall be settled, compromised, and dismissed as to all the Settling Defendants and all other Released Parties, with prejudice and without court costs to any party (except as stated below), upon and subject to the following terms and conditions:

                            ADDITIONAL DEFINITIONS

     1. As used in this Stipulation and the related documents annexed hereto as exhibits, which exhibits are incorporated by reference in this Stipulation, the following terms (not already defined in the recitals set forth above) shall have the meanings set forth below:

          (a) "Class" means all record and beneficial owners of shares of the common stock of Centerpoint at the close of the market on October 19, 2004, and their respective heirs, administrators, executors, successors and assigns. Excluded from the Class are the Original Defendants and the New Defendants (together, the "Defendants") and any person, firm, trust, corporation or other entity affiliated with any of the Defendants, as well as any current or former officer or director of any Defendant, or its subsidiaries or affiliates or any paid consultant of or to Bion, who is (i) a shareholder or creditor of Bion or Bion's subsidiaries or affiliates, and/or
(ii) is a shareholder of Centerpoint;

          (b) "Class Counsel" or "Plaintiff's Counsel" means Wolf Popper LLP and Rosenthal, Monhait & Goddess, P.A.;

          (c) "Settling Defendants" means Bion, Bion Dairy, Fingerhut, Smith and Mitchell;

          (d) "Settling Defendants' Counsel" means Krys Boyle, P.C. and Richards, Layton & Finger, P.A. (for defendants Bion and Bion Dairy), Bouchard Margules & Friedlander, P.A. and Olshan Grundman Frome Rosenzweig & Wolosky, LLP (for defendant Fingerhut), Edwards Angell Palmer & Dodge LLP and Paduano & Weintraub LLP (for defendant Mitchell), and Mark A. Smith, Esq. (pro se);

          (e) The "Effective Date" of this Settlement shall be the day after the day on which the later of the Order and Final Judgment described in Paragraph 16 becomes Final and the Order and Final Judgment relating to the Comtech Settlement becomes Final;

          (f) An order of the Court becomes "Final" on (a) the date on which the time for an appeal from that order has expired without any notice of appeal having been filed, or (b) if there is an appeal of such order, the date of final affirmation of that order or dismissal of such appeal with no further right of appeal thereof;

          (g) "Hearing Date" means the date set by the Court to consider whether the Settlement shall be approved;

          (h) "Notice" means the form of the Third Notice of Pendency of Class Action, Class Action Determination, Proposed Settlement of Class Action, Settlement Hearing and Right to Appear, a copy of which is attached hereto as Exhibit B;

          (i) "Person" means, without limitation, any individual, corporation, partnership or other entity, and his, her or its legal representative;

          (j)  "Plaintiff" means TCMP, as defined above;

          (k) "Released Parties" means Bion, Bion Dairy, Centerpoint, Smith, Fingerhut and Mitchell, and each of their respective present, former and/or future officers, directors, employees, agents, attorneys, accountants, insurers and reinsurers (including, but not limited to Zurich American Insurance Company as the issuer of Policy No. DOC 5258231 00 and United States Fire Insurance Company), representatives, affiliates, parents and subsidiaries and each of their respective heirs, executors, administrators, successors and assigns, other than Dominic Bassani who is not a Released Party;

          (l) "Released Claims" means any and all claims, demands, rights, actions or causes of action, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, hidden or concealed, that have been or could have been asserted in the Action or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state law relating to alleged fraud, breach of duty, negligence, violations of any federal securities laws or otherwise) by or on behalf of any party to the Action and/or any member of the Class, whether individual, class, derivative, representative, legal, equitable, or other type of, or in any other capacity against any of the Released Parties, which have arisen from any of the facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions, or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth in or otherwise related to (i) any of the allegations contained in the Complaint or the Amended Complaint filed in the Action; or (ii) the Bion Investment; or
(iii) the Bion Management Agreement; or (iv) the transactions involving Centerpoint, Bion, and Bion Dairy relating to the settlements of the Aprilia and IMI Claims; or (v) any statements relating to any potential liquidation of Centerpoint; or (vi) any proxy material, public filings or statements sent to or received by any member or purported member of the Class or any of their brokers by any of the Settling Defendants or any other Released Party in connection with the Bion Investment, the Comtech Action, or the Initial Settlement provided, however, that the Released Claims shall not include the right to enforce the terms of the Settlement as finally approved by the Court; and

          (m) The "Settlement" means the terms and conditions set forth herein.

                         EXTENSION TO UNKNOWN CLAIMS

     2. The release contemplated by this Stipulation extends to claims that Plaintiff, and each member of the Class, may not know or suspect to exist at the time of the release, which, if known, might have affected their decision to enter into this release or whether or how to object to the Court's approval of the Settlement or to attempt to exclude themselves from the Class. The Plaintiff and each member of the Class shall be deemed to waive any and all provisions, rights and benefits conferred by any law of the United States or any state or territory of the United States, or principle of common law or foreign law, which may have the effect of limiting the release set forth above. In particular, Plaintiff, and each member of the Class, shall be deemed to have relinquished to the full extent permitted by law the provisions, rights, and benefits of section 1542 of the California Civil Code, which provides:

     A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

     In addition, Plaintiff, and each member of the Class, shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States or elsewhere which is similar, comparable, or equivalent to California Civil Code section 1542. The parties shall not concede that any law, other than the law of the State of Delaware, is applicable to this Stipulation or the release of the Released Claims. Plaintiff, and each member of the Class, hereby acknowledge that members of the Class may discover facts in addition to or different from those that they now know or believe to be true with respect to the subject matter of this release, but that it is their intention to fully, finally and forever settle and release any and all claims released hereby, known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery or existence of such additional or different facts.

                  DEFENDANTS' SETTLEMENT PAYMENT

     3. (a) The parties agree that to resolve the Released Claims, Settling Defendants Fingerhut and Mitchell shall cause to be paid $165,000, and Settling Defendants Bion, Bion Dairy and Mark Smith shall cause to be paid $165,000. The combined amount of $330,000 shall be paid into an interest bearing escrow account to be maintained by Wolf Popper LLP (the "Settlement Fund"). Such sum, plus any and all accrued interest, shall constitute the "Settlement Proceeds." The Settlement Fund shall be paid within ten (10) business days of each of the Settling Defendants receiving notice of the entry of the preliminary order scheduling the settlement hearing and approving the form of notice (the "Scheduling Order"). Promptly upon the entry of the Scheduling Order, Plaintiff shall provide notice of the Scheduling Order to each of the Settling Defendants. On the Effective Date, Plaintiff's Counsel may disburse any or all of the Settlement Proceeds consistent with the terms of the Stipulation.

          (b) The parties agree to treat the Settlement Fund as being at all times a "qualified settlement fund" within the meaning of Treasury Regulation
Section 1.468B-2(k)(3). For purposes of Section 468B of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, the "administrator" shall be Wolf Popper LLP, who shall timely and properly file all informational and other tax returns necessary or advisable with respect to the Settlement Fund (including without limitation the returns described in Treasury Reg. Section 1.468B-2(k)). Such returns shall be consistent with this sub-paragraph and in all events shall reflect that all taxes, interest or penalties on the income earned by the Settlement Fund shall be paid out of the Settlement Fund as provided herein.

                             THE RULE 144K LETTER

     4. Promptly (within one business day) after the signing by all parties of this Stipulation, Bion and Smith shall cause a letter to be sent to Plaintiff and Bion's transfer agent that states that more than two years has elapsed since the date Plaintiff was sent Bion shares as a dividend from Centerpoint and that Plaintiff is not an affiliate of Bion and has not been an affiliate of Bion during the preceding three months. The letter should also direct that the restrictive legend be removed immediately by the transfer agent from the Bion shares Plaintiff received as a dividend from Centerpoint in January 2004 pursuant to 17 CFR 230.144(K) (the "Rule 144K letter").

                         RELATION TO OTHER SETTLEMENTS

     5. This Settlement is contingent upon Court Approval, and the finality, of the Initial Settlement and the Comtech Settlement. The Settling Defendants agree to the extent practicable, to attempt to withdraw any and all objections to the Initial Settlement and agree not to object to, or solicit any objection to, the Initial Settlement hereafter. Plaintiff agrees that it will not object to, or solicit any objection to, the Comtech Settlement.

                              SCHEDULING ORDER

     6. As soon as practicable after this Stipulation has been executed, the parties hereto shall jointly apply to the Court for an order, in the form attached hereto as Exhibit A (the "Scheduling Order"):

          (a) Preliminarily certifying the Class, pursuant to Chancery Court Rule 23(a) and 23(b)(3) for settlement purposes; preliminarily certifying Plaintiff as representative of the Class; preliminarily certifying Plaintiff's Counsel as counsel for the Class;

          (b) Directing that a hearing be held by the Court (the "Settlement Hearing") to determine, among other things:

               (i) whether the Court should approve the Settlement (including the Plan of Allocation hereinafter referred to) and enter the Order and Final Judgment dismissing the Action pursuant to Chancery Court Rules 23(e) and 23.1 with prejudice and on the merits, each party to bear its own costs (except as expressly provided herein), and extinguishing and releasing any and all Released Claims as against any and all Released Parties;

               (ii) whether, in the event that the Court approves the Settlement, to grant Class Counsel's application for an award of attorneys' fees and for the reimbursement of expenses that they may make in accordance with the Stipulation;

               (iii) whether the Class should be permanently certified; and

               (iv) such other matters as the Court may deem necessary and appropriate.

          (c) Approving the form of the Notice and providing that a copy of the Notice, substantially in the form attached hereto as Exhibit B, shall be mailed by Centerpoint or Bion at least forty-five (45) days prior to the Settlement Hearing, in the name of the Register in Chancery or by the direction of the Court, to all Class members at their last known addresses appearing in the records maintained by or on behalf of Centerpoint;

          (d) Determining that the procedure for providing such notice to the Class is sufficient under the circumstances and consistent with the provisions of Chancery Court Rules 23 and 23.1 and the requirements of due process;

          (e) Directing that members of the Class must submit objections, if any, to the Settlement and/or to the application by Class Counsel for an award of fees and reimbursement of expenses, in the manner enumerated in the Notice at Section VIII, on or before a date to be fixed by the Court; and

          (f) Requesting all record holders in the Class who were not also the beneficial owners of the shares of Centerpoint held by them of record to forward the Notice to such beneficial owners of those shares. Additional copies of the Notice will be made available to record holders for this purpose upon request.

                          RIGHT TO OPT-OUT OF CLASS

    7. Members of the Class shall have the ability to opt-out of the Class, provided they notify Plaintiff's counsel and Settling Defendants' Counsel of their intention to opt-out in the manner to be set forth in the Scheduling Order, a form of which is attached hereto as Exhibit A, and the Notice, annexed hereto as Exhibit B. Members of the Class who choose to opt-out of the Class shall not receive any of the Settlement Proceeds from this Settlement with the Settling Defendants. However, Defendants may, no later than 10 days prior to the Hearing Date, unilaterally withdraw from, and terminate, the Stipulation of Settlement if Class Members representing not less than 7% of the outstanding shares of Centerpoint elect to exclude themselves from the Class with respect to the Settlement with the Settling Defendants.

                        NOTICE AND ADMINISTRATION COSTS

     8. The Original Defendants shall give Notice to the Class. For purposes of providing such Notice, Centerpoint or its transfer agent shall provide the Original Defendants' counsel with the list of Centerpoint shareholders that is dated closest in time to October 19, 2004, and the Original Defendants shall send the Notice by U.S. Mail only, to the shareholders identified on the list, at the address indicated for each such shareholder on that list. Except as expressly provided below, the Original Defendants shall advance and be responsible for the payment of the costs and expenses as incurred related to providing such Notice of the Settlement to the Class members, regardless of whether the Settlement is finally approved by the Court, up to the total of $2,200. To the extent such costs and expenses exceed the amount of $2,200, such additional costs and expenses shall be payable out of the Settlement Proceeds. Plaintiff shall have no responsibility for payment of the costs of Notice, regardless of whether or not the Settlement is finally approved by the Court.

            EFFECT OF DISAPPROVAL, CANCELLATION AND TERMINATION

     9. Each of the parties shall have the option to withdraw from and terminate the Settlement in the event that (a) the Scheduling Order or the Order and Final Judgment referred to in Paragraphs 6 and 16 herein are not entered substantially in the form specified therein, including with such modifications thereto as may be ordered by the Court with the consent of the parties, or do not both become Final in such substantially specified form, or
(b) the Settlement is not approved by the Court or is disapproved, vacated, or substantially modified on appeal. Settling Defendants shall have the option to withdraw from and terminate the Settlement pursuant to Paragraph 10, in the event that the terms thereof are satisfied. For purposes of this provision, a disallowance or modification by the Court or on appeal of the fees and expenses referenced in Paragraph 11 herein shall not be deemed a modification or disapproval of the Settlement or the Order and Final Judgment.

    10. If the Court does not approve the Settlement proposed herein, including any amendment made in accordance with Paragraph 41 of this Stipulation, or the Court approves this Stipulation but such approval is reversed or vacated or substantially modified on appeal and such order reversing or vacating or substantially modifying the Settlement becomes Final by lapse of time or otherwise, or if any of the conditions to such Settlement are not fulfilled, then (except as otherwise provided herein) the Settlement proposed herein shall be of no further force or effect, this Stipulation and any amendment thereof shall be null and void and without prejudice to any party hereto, any order entered pursuant to this Stipulation (including but not limited to any provisional class certification) shall be withdrawn, vacated, and without any force or effect, and any cash delivered to Plaintiff's Counsel shall be promptly returned to the Insurers and each party shall be restored to his, her or its respective position as it existed prior to the execution of this Stipulation. If the Settlement does not become effective or is terminated or canceled for any reason, neither the Plaintiff nor Class Counsel shall have any obligation to repay any amounts paid to provide Notice to the Class, any taxes paid or incurred.

                      ATTORNEYS' FEES AND DISBURSEMENTS

    11. At or before the Settlement Hearing, Class Counsel shall apply to the Court for an award of attorneys' fees and reimbursement of expenses (including, but not limited to, fees and expenses of any experts retained by

Plaintiff or its counsel in connection with the Action). The determination as to the amount of any fees and disbursements to be awarded will be made by the Court. Defendants will not oppose, and will not encourage anyone else to oppose, any such application(s) for attorneys' fees or expenses to the extent the total amount of such application(s) for all such fees and expenses requested out of the Settlement Proceeds is less than or equal to 30% of the Settlement Proceeds. Except with respect to any fees and expenses awarded to Class Counsel in connection with the Comtech Settlement (as described below in this paragraph), the amount(s) of the fees and expenses awarded to Class Counsel by the Court shall be paid from the Settlement Proceeds immediately after the Effective Date. After fees and expenses have been paid to Class Counsel from the Settlement Proceeds in accordance with this paragraph, the remaining Settlement Proceeds shall constitute the "Net Settlement Proceeds." However, in addition to the fee and expense application discussed above which shall be paid from the Settlement Proceeds, Class Counsel may make a fee application for up to $20,000 based on benefits to Centerpoint to be obtained in the settlement of the claims of the plaintiffs in the action which is contemplated to be styled as Centerpoint Corporation et al. v. Comtech Group, Inc., et al. (the "Comtech Settlement"). The Settling Defendants agree not to oppose, or solicit opposition to, any such application up to $20,000 by Class Counsel relating to the benefit going to Centerpoint derivatively in connection with the Comtech Settlement. The Settling Defendants also agree that they will not object to, or solicit any objection to, any application by Plaintiff to the Court for an incentive award and reimbursement of expenses, payable solely out of the settlement proceeds obtained in connection with Plaintiff's prior settlement with Hauser, Chase, Spier and Bulgari, et al. (i.e. the Initial Settlement). The Settling Defendants further agree that they will not object, or solicit any objection, to any application by Class Counsel for an award of attorneys' fees and reimbursement of expenses payable solely out of the settlement proceeds obtained in connection with the Initial Settlement.

    12. The fairness, reasonableness and adequacy of the Settlement may be considered and ruled upon by the Court independently of any award of fees or expenses requested by Class Counsel and/or Plaintiff. Notwithstanding anything to the contrary in this Stipulation, this Settlement shall not be conditioned upon any such award of fees or expenses being granted in whole or in part.

                                   RELEASES

    13. The Plaintiff and the other members of the Class, and each of their respective present, former and/or future officers, directors, agents, representatives, affiliates, partners, and subsidiaries and each of their respective heirs, executors, administrators, successors and assigns (the "Plaintiff Releasors"), will release the Settling Defendant Releasors (defined below) from all Released Claims as of the Effective Date.

    14. The Settling Defendants, Centerpoint and each of their respective present, former and/or future officers, directors, agents, attorneys, accountants, insurers and reinsurers (including, but not limited to, Zurich American Insurance Company as the issuer of Policy No. DOC 5258231 00 and United States Fire Insurance Company), representatives, affiliates, partners, parents and subsidiaries and each of their respective heirs, executors, administrators, successors and assigns, other than Dominic Bassani (the "Settling Defendant Releasors") will release the Plaintiff Releasors from all Released Claims as of the Effective Date.

    15. Each and every Released Party and each and every Original Defendant hereby mutually releases each and every other Released Party and each and every Original Defendant from all Released Claims as of the Effective Date, subject to the terms and conditions of the Settlement Agreement and Release between and among Centerpoint, Bion, Bion Dairy, Mitchell, Fingerhut, Smith, United States Fire Insurance Company and Zurich American Insurance Company, as of April 26, 2007, in which David Mitchell retains claims against United States Fire Insurance Company and Zurich American Insurance Company and in which Bion retains claims against United States Fire Insurance Company.

                            ORDER AND FINAL JUDGMENT

    16. If, after the Notice and the Settlement Hearing provided for herein, the Court approves this Settlement, the Parties shall jointly present to the Court an "Order and Final Judgment" substantially in the form of Exhibit D hereto, inter alia:

          (a) Approving the Settlement (including the Plan of Allocation hereinafter referred to), adjudging the terms thereof to be fair, reasonable, adequate and in the best interests of the Class and Centerpoint, pursuant to Chancery Court Rules 23(e) and 23.1;

          (b) Authorizing and directing performance of the Settlement in accordance with its terms and conditions;

          (c) Permanently certifying the Action as a class action pursuant to Chancery Court Rules 23(a) and 23(b)(3), certifying and defining the Class, appointing Plaintiff as the representative of the Class, and appointing Plaintiff's Counsel as counsel for the Class;

          (d) Settling, discharging and dismissing the Action with prejudice on the merits, and releasing Defendants and all other Released Parties, and each of them, from the Released Claims, subject only to compliance by the parties with the terms and conditions of this Stipulation and any order of the Court with reference to the Settlement;

          (e) Permanently barring and enjoining Plaintiff and all members of the Class from asserting, commencing, prosecuting or continuing, either directly, individually, representatively, or in any other capacity, any of the Released Claims as against any and all Released Parties;

          (f) Determining any award of fees and reimbursement of expenses incurred by Class Counsel and reserving jurisdiction over all matters relating to the administration and effectuation of the Settlement; and

          (g) Approving the Stipulation and retaining jurisdiction to enforce its terms in the future.

                        ADMINISTRATION OF THE SETTLEMENT

    17. Plaintiff's Counsel shall be responsible for supervising the administration of the Settlement and disbursement of the Net Settlement Proceeds. Except for their obligation to fund the Settlement, and to cooperate in the production of information with respect to the identification of Class members from Centerpoint's shareholder transfer records, Settling Defendants, the Insurers, and Centerpoint shall have no liability, obligation or responsibility for the administration of the Settlement or disbursement of the Net Settlement Proceeds. Plaintiff's Counsel shall have the right, but not the obligation, to waive what they deem to be formal or technical defects in any Proofs of Claim (substantially in the form attached as Exhibit C hereto) submitted in the interests of achieving substantial justice. The Settling Defendants shall have no responsibility for or involvement in reviewing or challenging any such Class claims. Neither Centerpoint nor any Settling Defendant shall have any right or interest in any portion of the Settlement Proceeds upon the Effective Date.

    18. For purposes of determining the extent, if any, to which a Class member shall be entitled to be treated as an "Authorized Claimant," the following conditions shall apply:

          (a) Each Class member shall be required to submit a Proof of Claim, setting forth his, her, or its entire position in Centerpoint's common stock as of the close of the market on October 19, 2004, supported by such documents as are designated therein, or such other documents or proof as Class Counsel, in their discretion, may deem acceptable.

          (b) All Proofs of Claim must be submitted by the date specified in the Notice unless such period is extended by Order of the Court. Any Class member who fails to submit a Proof of Claim by such date shall be forever barred from receiving any payment pursuant to this Settlement (unless, by Order of the Court, a later submitted Proof of Claim by such Class member is approved), but shall in all other respects be bound by all of the terms of this Stipulation and the Settlement, including the terms of the Order and Final Judgment to be entered in the Action and the releases provided for herein, and will be barred from bringing any action against the Released Parties concerning the Released Claims. Provided that it is received before the motion for the Class Distribution Order (defined below) is filed, a Proof of Claim shall be deemed to have been submitted when posted, if received with a postmark indicated on the envelope and if mailed by first-class mail and addressed in accordance with the instructions thereon. In all other cases, the Proof of Claim shall be deemed to have been submitted when actually received by the Plaintiff's Counsel.

          (c) Each Proof of Claim shall be submitted to, and reviewed by, Class Counsel, who shall determine in accordance with this Stipulation the extent, if any, to which each claim shall be allowed, subject to review by the Court pursuant to subparagraph (e) below.

          (d) Proofs of Claim that do not meet the submission requirements may be rejected. Prior to rejection of a Proof of Claim, Plaintiff's Counsel shall communicate with the claimant in order to remedy the curable deficiencies in the Proof of Claim submitted. Plaintiff's Counsel may request such additional documentation as they deem necessary to determine a claim's validity. Plaintiff's Counsel shall notify, in a timely fashion and in writing, all claimants whose Proofs of Claim they propose to reject in whole or in part, setting forth the reasons therefor, and shall indicate in such notice that the claimant whose claim is to be rejected has the right to a review by the Court if the claimant so desires and complies with the requirements of subparagraph (e) below.

          (e) If any claimant whose Proof of Claim has been rejected in whole or in part desires to contest such rejection, the claimant must, within twenty (20) days after the date of mailing of the notice required in subparagraph (d) above, serve upon Plaintiff's Counsel and the Settling Defendants' Counsel a notice and statement of reasons indicating the claimant's grounds for contesting the rejection, along with any supporting documentation, and requesting a review thereof by the Court. If a dispute concerning a claim cannot be otherwise resolved, Plaintiff's Counsel shall thereafter present the request for review to the Court; and

          (f) The administrative determinations of Plaintiff's Counsel accepting and rejecting claims shall be presented to the Court, on notice to the Settling Defendants' Counsel, for approval by the Court.

    19. Each claimant shall be determined to have submitted to the jurisdiction of the Court with respect to the claim submitted, and the claim will be subject to investigation and discovery under Delaware's Chancery Court Rules, provided that such investigation and discovery shall be limited to that claimant's status as a Class member and the validity and amount of the claim. No discovery shall be allowed on the merits of the Action or Settlement in connection with the processing of the Proofs of Claim.

    20. The Court's approval or rejection of the claims and payments pursuant thereto shall be deemed final and conclusive as to the Class members. All Class members whose claims are not approved by the Court shall be barred from participating in distributions from the Net Settlement Proceeds, but otherwise shall be bound by all of the terms of this Stipulation and the Settlement, including the terms of the Order and Final Judgment to be entered in the Action and the releases provided for herein, and will be barred from bringing any action against the Released Parties concerning the Released Claims.

    21. All proceedings with respect to the enforcement of this stipulation, as well as the administration, processing and determination of claims and the determination of all controversies relating thereto, including disputed questions of law and fact with respect to the validity of claims, shall be subject to the jurisdiction of the Court.

    22. The parties hereby submit themselves to the exclusive jurisdiction of the Court for the enforcement, interpretation or construction of the Settlement Agreement and its exhibits, and all other matters regarding or relating to them. Without affecting the finality of the Settlement, the Court shall retain jurisdiction for purposes of administering the Settlement and resolving any disputes thereunder.

    23. The Net Settlement Proceeds shall be distributed to Authorized Claimants only after the Effective Date and after: (i) the Court has approved a Plan of Allocation; (ii) all matters with respect to attorneys' fees, and/or Plaintiff's incentive award, costs, and disbursements have been resolved by the Court, and all appeals therefrom have been resolved or the time therefore has expired; (iii) all costs of administration and taxes have been paid or reserved; and (iv) the Court has entered an order authorizing the specific distribution of the Net Settlement Proceeds (the "Class Distribution Order") after all claimants whose claims have been rejected or disallowed, in whole or in part, have been notified and provided the opportunity to be heard concerning such rejection or disallowance; and all objections with respect to all rejected or disallowed claims have been resolved by the Court, and all appeals therefrom have been resolved or the time therefore has expired.

    24. After reasonable and diligent efforts have been made to distribute the Net Settlement Proceeds to Authorized Claimants, and if a proportionate reallocation of any balance remaining in the Net Settlement Proceeds one (1) year after the initial distribution among Authorized Claimants is not practicable, then any remaining Net Settlement Proceeds shall be contributed to non-sectarian, not-for-profit, tax-exempt organizations designated by Plaintiff's Counsel jointly and not affiliated with any of Class Counsel; provided, however, that if the remaining balance has a value exceeding $10,000, such contributions shall be subject to Court approval.

               PLAN OF ALLOCATION OF THE NET SETTLEMENT PROCEEDS

    25. After the events set out in paragraphs 17 through 24 have occurred, Plaintiff's Counsel shall distribute (or cause to be distributed) pursuant to the Class Distribution Order the Net Settlement Proceeds to members of the Class who have submitted valid and acceptable Proofs of Claim ("Authorized Claimants"). Plaintiff's Counsel shall determine each Authorized Claimant's pro rata share of the Net Settlement Proceeds based upon the amount of each Authorized Claimant's "Recognized Claim," which shall be calculated as follows (the "Plan of Allocation"): The total number of Centerpoint shares that are beneficially owned by the Authorized Claimant shall be divided by the total number of Centerpoint shares owned by Authorized Claimants which have been submitted; the resulting number shall be multiplied by the total amount of the Net Settlement Proceeds.

    26. Class members who do not submit valid and acceptable Proofs of Claim will not share in the Net Settlement Proceeds but will nevertheless be bound by the Settlement and the Order and Final Judgment of the Court dismissing this Action.

                          SETTLEMENT NOT AN ADMISSION

    27. This Settlement, whether or not consummated, and any negotiations, statements or proceedings in connection therewith or orders issued pursuant thereto are not and shall not, in any event, be construed as or deemed to be an admission or concession by the Parties, or any of them, of the truth of any fact alleged or the validity of any claim or defense asserted in the Action or of the liability of the Settling Defendants or any of the other
Released Parties.   Nor shall this Settlement Agreement, or any papers or
orders related to it, or any of the terms thereof, be offered or received in evidence or in any way referred to against the Settling Defendants, any of the other Released Parties, the Plaintiff or any Class members in the Action or in any other legal or administrative proceeding other than as may be necessary to consummate or enforce this Settlement Agreement, unless otherwise ordered by the Court. Nor are they a concession or presumption of any wrongdoing on the part of the Settling Defendants (or any of the other Released Parties). The Settling Defendants have denied, and continue to deny, that they have committed any violation of law and the averments that Plaintiff or any Class member suffered any monetary damage by reason of the alleged wrongdoing, and the Settling Defendants have entered into this Settlement, among other reasons, in order to avoid the further inconvenience, expense and burden of protracted and costly litigation. Nothing in this Stipulation or Settlement shall be construed as an admission or concession that the Plaintiff or any Class members have, in fact, suffered any damage or that the Settling Defendants or any of the other Released Parties are liable to the Plaintiff or any Class member. Nothing in this Settlement shall be construed as an admission or concession by the Plaintiff, Class Counsel or any Class member as to any lack of merit as to the claims in the Action or recoverability with respect to such claims.

    28. TCMP agrees, for itself and for its partners, members, officers, directors, employees, and agents that none of them shall publish to a non-party any statement (orally or in writing), or instigate, assist or participate in the publication to a non-party of any statement concerning the activities of the Settling Defendants or the Released Parties with respect to Centerpoint, Bion Dairy or Bion, that would libel, slander or disparage (whether or not such disparagement legally constitutes libel or slander) (a) the Settling Defendants or the Released Parties; (b) any of the affairs or operations of the Settling Defendants or the Released Parties; or (c) the reputations of the Settling Defendants or the Released Parties. TCMP further agrees, for itself and its partners, members, officers, directors, employees, and agents that they shall not respond to any inquiries from any non-party concerning the activities of the Settling Defendants and the Released Parties with respect to Centerpoint, Bion Dairy or Bion, except if, and only to the extent that, such response is compelled by subpoena or by other judicial or regulatory process. The parties to this Settlement agree that a violation of this paragraph shall not provide a basis for rescinding the Settlement or any of the provisions contained in, or any of the actions taken pursuant to, this Settlement.

                           MISCELLANEOUS PROVISIONS

    29. The Plaintiff and the Settling Defendants and their respective attorneys agree to cooperate fully and to use their best efforts to effectuate the terms and conditions of the Settlement, including the execution of all necessary documents, as soon as possible, and counsel for all parties are expressly authorized to enter into changes, modifications, or amendments of the Stipulation and the attached exhibits which they deem appropriate so long as such changes are in writing, agreed to by the Plaintiff and the Settling Defendants and are approved by the Court except as to purely ministerial and non-substantive changes, modifications or amendments as counsel may determine are necessary and appropriate.

    30. Without further order of the Court, the parties may agree to reasonable extensions of time to carry out any of the provisions of this Stipulation.

    31. Any failure by any party to insist upon the strict performance by any other party of any of the provisions of this Stipulation shall not be deemed a waiver of any of the provisions hereof, and such party, notwithstanding such failure, shall have the right thereafter to insist upon the strict performance of any and all of the provisions of this Stipulation to be performed by such other party. No waiver, express or implied, by any party of any breach or default by any other party in the performance by the other party of its obligations under this Stipulation shall be deemed or construed to be a waiver of any other breach, whether prior, subsequent, or contemporaneous, under this Stipulation.

    32. Within the bounds of all other limitations, rights and obligations set forth in this Settlement Agreement, Plaintiff and the Settling Defendants and their respective attorneys will cooperate fully with one another in seeking Court approval of this Settlement Agreement and use their best efforts to effect the consummation of the Settlement and compliance with the provisions hereof.

    33. Pending final determination of whether this Settlement should be approved, no Party shall commence or prosecute any action on behalf of itself or any other person, asserting any Released Claims against any of the Released Parties.

    34. The parties will request the Court to order that, pending final determination of whether the Settlement should be approved, Plaintiff and all members of the Class, and any of them are barred and enjoined from commencing, prosecuting, continuing, instigating or in any way participating in the commencement or prosecution of any action asserting any Released Claims, either directly, representatively, derivatively or in any other capacity, against any Defendant, which have been or could have been asserted, or which arise out of or relate in any way to any of the transactions or events described in any complaint or amended complaint in the Action.

    35. The undersigned Plaintiff's Counsel hereby represent that they have the authority, on behalf of the Plaintiff, to execute this Settlement Agreement. The undersigned Settling Defendants' Counsel hereby represent that they have been authorized by their respective clients to execute this Settlement Agreement.

    36. The Plaintiff and Class Counsel warrant and represent that none of the Released Claims has been assigned, encumbered or in any manner transferred in whole or in part.

    37. The headings in this Settlement Agreement are solely for the convenience of the attorneys for the parties and the Court. The headings shall not be deemed to be a part of this Settlement Agreement and shall not be considered in construing or interpreting this Settlement Agreement.

    38. This Settlement Agreement shall be binding upon, and inure to the benefit of, the Parties hereto and their respective subsidiaries, affiliates, directors, officers, employees, heirs, executors, partners, successors, representatives and assigns and any corporation or other entity into or with which any corporate party hereto may merge or consolidate.

    39. This Settlement Agreement may be executed in counterparts and may be filed with the Court with separately executed counterpart signature pages attached. For this purpose, signature pages transmitted by telecopier shall be deemed to be original signature pages.

    40. This Settlement Agreement and its exhibits shall be construed and entered into in accordance with the laws of the State of Delaware without giving regard to Delaware's conflict of law rules. Any action to enforce or challenge the provisions of this Stipulation shall be filed exclusively in the Court.

    41. The foregoing constitutes the entire agreement between the Parties with regard to the subject matter hereof and supersedes any prior agreements among the Parties. This Stipulation may not be modified or amended, nor may any of its provisions be waived, except by a writing signed by all Parties hereto.

     Dated:   May 15, 2007

/s/ John M. Seaman
John M. Seaman  (#3868)
Bouchard Margules & Friedlander, P.A.
222 Delaware Avenue, Suite 1400
Wilmington, DE 19801
(302) 573-3500

Attorneys for Barry Fingerhut

/s/ Mark A. Smith
Mark A. Smith
Pro Se
1775 Summitview Way
P. O. Box 566
Crestone, Colorado 81131


/s/ Michael J. Maimone / dmb
Michael J. Maimone (DSBA #/3592)
Edwards Angell Palmer & Dodge LLP
919 North Market St., 15th Floor
Wilmington, DE 19801
(302) 777-7770

Attorneys for David Mitchell


/s/ Stephen E. Jenkins (#2152)
Stephen E. Jenkins
Ashby & Geddes
222 Delaware Avenue, 17th Floor
Wilmington, DE 19899
(302) 654-1888

/s/ Srinivas M. Raju
Srinivas M. Raju (# 3313)
Richards, Layton & Finger, P.A.
One Rodney Square
P.O. Box 551
Wilmington, DE 19899
(302) 651-7700

Attorneys for Bion Environmental Technologies,
Inc., Bion Dairy Corporation and Centerpoint
Corporation

/s/ Arthur H. Aufses, III
Arthur H. Aufses
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9234

Attorneys for :
Howard Chase (as to Paragraphs 8 and 15 only),
Gianni Bulgari (as to Paragraphs 8 and 15 only),
William Spier (as to Paragraphs 8 and 15 only), and Mark H. Hauser (as to Paragraphs 8 and 15 only).

/s/ Carmella P. Keener
Carmella P. Keener (# 2810)
Rosenthal, Monhait & Goddess, P.A.
919 North Market Street, Suite 1401
Wilmington, DE  19801
(302) 656-4433

Attorneys for Plaintiff


                                     -20-